

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 23, 2016

Brian T. Gladden
Executive Vice President and Chief Financial Officer
Mondelēz International, Inc.
Three Parkway North
Deerfield, Illinois 60015

  Re: **Mondelēz International, Inc**.
      Form 8-K Dated July 27, 2016
      Filed July 27, 2016
      Response dated October 7, 2016
      File No. 001-16483

Dear Mr. Gladden:

  We have reviewed your October 7, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2016 letter.

Form 8-K Filed July 27, 2016

Exhibit 99.1

1. We note your response to prior comment two that includes your proposed disclosure related to your non-GAAP measure that excludes the proportionate share of your equity method investees' unusual or infrequent items in order to provide improved comparability of underlying operating results. Please revise your disclosure to include a discussion of the limitations associated with the use of this non-GAAP measure as compared to the use of the most directly comparable GAAP measure. For example, your disclosure should explain that you do not control, nor do you have any legal claim, to the revenues and expenses related to your equity method investees and that excluding these expenses may imply that you have control over the operations and resulting revenue and expenses.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Patrick Gilmore, Associate Chief Accountant, at (202) 551-3406 with any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources